

02007319

SEC 3/5/02

19 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
WASH. D.C. SECTION
352

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BLAKESLEE & BLAKESLEE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 MADONNA ROAD
(No. and Street)

SAN LUIS OBISPO, (City) CALIFORNIA (State) 93405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANE P. BLAKESLEE (805) 543-4366
(Area Code — Telephone No.)
BRADFORD M. HAIR (805) 544-1441

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLENN, BURDETTE, PHILLIPS & BRYSON
(Name — *if individual, state last, first, middle name*)

1150 PALM STREET (Address) SAN LUIS OBISPO (City) CALIFORNIA (State) 93401 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/14

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DIANE P. BLAKESLEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLAKESLEE & BLAKESLEE, INC., as of DECEMBER 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


ANTOINETTE L. ERPENBACH
COMM. #1230929
NOTARY PUBLIC - CALIFORNIA
SAN LUIS OBISPO COUNTY
My Comm. Expires Aug. 1, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAKESLEE & BLAKESLEE, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets	
Cash and cash equivalents	$ 47,290
Certificate of deposit	13,398
Dealer compensation receivable	122,257
Prepaid expenses	15,845
Total current assets	198,790
Property and Equipment	
Office furniture	84,644
Office equipment	134,142
Leasehold improvements	110,716
Accumulated depreciation	(192,791)
Total property, plant and equipment	136,711
Total Assets	$ 335,501

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Agent commissions payable	$ 101,132
Other accrued liabilities	48,071
Current portion of capital lease payable	2,141
Total current liabilities	151,344
Capital lease payable, net of current portion	2,015
Total liabilities	153,359
Shareholders' Equity	
Common stock, no stated value, 222,222 shares authorized, 68,843 shares issued and outstanding	59,205
Retained earnings	122,937
Total shareholders' equity	182,142
Total Liabilities and Shareholders' Equity	$ 335,501

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Income	
Dealer compensation	$ 1,482,439
Commissions	702,608
Total income	2,185,047
Operating Expenses	
Officers' salaries	108,211
Other salaries	121,518
Commissions	1,498,723
Payroll tax expense	26,807
Advertising and public relations	71,052
Automobile expense	600
Depreciation	34,150
Dues and subscriptions	9,687
Education	3,979
Employees' pension plan	28,530
Insurance	19,952
Landscape and janitorial	7,989
Miscellaneous	319
Office supplies	8,192
Postage	6,074
Printing	8,145
Professional fees	29,673
Rent	153,074
Repairs and maintenance	13,852
Taxes and licenses	18,673
Telephone	24,118
Travel and entertainment	1,978
Utilities	17,209
Total operating expenses	2,212,505
Loss from Operations	(27,458)
Other Income	
Interest income	2,259
Other income	16,709
Total other income	18,968
Loss before Provision for Income Taxes	(8,490)
Provision for income taxes	961
Net Loss	$ (9,451)

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF CHANGES OF SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at December 31, 2000	68,843	$ 59,205	$ 132,388	$ 191,593
Net loss			(9,451)	(9,451)
Balance at December 31, 2001	68,843	$ 59,205	$ 122,937	$ 182,142

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities		
Net loss		$ (9,451)
Adjustments to reconcile net loss to		
net cash provided by operating activities:		
Depreciation	$ 34,150	
Increase in dealer compensation receivable	(29,575)	
Increase in prepaid expenses	(466)	
Increase in agent commissions payable	3,637	
Increase in other accrued liabilities	14,966	
Decrease in income tax payable	(126)	
Total adjustments		22,586
Net cash flow provided by operating activities		13,135
Cash Flows From Investing Activities		
Purchase of property and equipment	(23,213)	
Net cash used in investing activities		(23,213)
Cash Flow From Financing Activities		
Repayment of capital lease	(1,729)	
Purchase of certificate of deposit	(580)	
Net cash used in financing activities		(2,309)
Net Decrease in Cash		(12,387)
Cash and Cash Equivalents - Beginning of Year		59,677
Cash and Cash Equivalents - End of Year		$ 47,290

Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest	$ -
Taxes	$ 1,087

The accompanying notes are an integral part of this financial statement.

BLAKESLEE & BLAKESLEE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1 - Summary of Significant Accounting Policies

A. Nature of Business

Blakeslee & Blakeslee, Inc. (the Company) is a broker for the sales and exchanges of securities. The Company was incorporated January 31, 1984. The Company transacts business with its clients in and around San Luis Obispo and Santa Barbara Counties.

B. Significant Accounting Policies

The Company is required by the Securities and Exchange Commission to comply with certain provisions and disclosures relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

The provisions of section (k)(2)(A) under Customer Protection Rule 15c3-3 are not applicable since the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

C. Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. Cash and Cash Equivalents

The Company considers cash equivalents to be highly liquid debt instruments purchased with a maturity of three months or less.

E. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Income taxes are provided on the temporary differences between income for financial statement and tax purposes. Deferred taxes resulting from timing differences between financial and tax reporting are considered to be immaterial to the financial statements and have therefore not been provided.

F. Property and Equipment

Property and equipment are stated at cost and depreciated over estimated useful lives on a straight-line or accelerated basis ranging from 5 to 39 years. Repairs and maintenance and small equipment purchases are expensed as incurred. Expenditures that significantly increase asset values or extend useful lives are capitalized.

Note 2 - Obligations Under Capital Leases

The Company has an obligation under a noncancellable lease agreement for a telephone system. At December 31, 2001 monthly lease payments total $2,567. The obligation for the capital lease at December 31, 2001 was $4,706.

Future minimum lease payments at December 31, 2001, consisted of the following:

Year Ending December 31,		
2002	$	2,567
2003		2,139
		4,706
Less: Amount representing interest		(550)
Present value of net minimum lease payments		4,156
Less: Current portion of capital lease obligations		(2,141)
Long-Term Portion of Capital Lease Obligation	$	2,015

Note 3 - Income Tax Expense

Income tax expense for the year ending December 31, 2001, was as follows:

Federal income tax expense	$	161
State income tax expense		800
	$	961

Note 4 - Simplified Employee Pension Plan

The Company has established a Simplified Employee Pension Plan that covers all eligible employees in accordance with Section 408(k) of the Internal Revenue Code. Contributions for the year ending December 31, 2001, were $28,530. All contributions are funded currently.

Note 5 - Commitments

Operating Leases

The Company has entered into noncancelable leases for office space at their San Luis Obispo, Atascadero, Santa Maria, and Arroyo Grande sites.

The Company's minimum lease payments under noncancelable operating leases are as follows:

Year Ending December 31,	
2002	$ 116,395
2003	116,395
2004	111,280
2005	71,701
2006	47,467
Thereafter	118,668
	$ 581,906

As of December 31, 2001, accrued rent from noncancelable leases in the amount of $9,818 was included in other accrued liabilities. Rent expense for the year ending December 31, 2001, was $153,074.

Sublease Income

The Company currently leases office space to tenants under noncancelable subleases. Minimum rental income from the noncancelable leases is as follows:

Year Ending December 31,	
2002	$ 4,700

For the year ending December 31, 2001, sublease income was $8,752.

Commission Agreement

On April 8, 1997, the Company entered into an agreement with Heritage Oaks Bank (HOB) to provide investment and financial planning service on the HOB premises. The Company compensates HOB using a two-tier system based on gross commissions, which includes a fixed income stipend and a percentage of the gross commissions earned. This agreement will expire March 31, 2003. The agreement will automatically renew for successive three year periods. As of December 31, 2001, accrued commissions to HOB included in accounts payable were $5,300. Commissions expense to HOB for the year ended December 31, 2001, was $75,284.

SUPPLEMENTARY INFORMATION

Directors:
David A. Bryson, CPA
Gary A. Wintermeyer, CPA
Bradford M. Hair, CPA
Jeanne A. Potter, CPA
Daniel J. O'Hare, CPA
Kathi Niffenegger, CPA
Fred W. Bogart, CPA
Marianne Heinen, CPA
Allen E. Eschenbach, CPA


GBP&B
Glenn, Burdette,
Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

Directors Emeritus:
Fred L. Glenn
Stephen A. Burdette
David W. Phillips, CPA

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Stockholders
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information for the year ended December 31, 2001, contained on pages 15-20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glenn, Burdette, Phillips & Bryson

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation

January 30, 2002

530 10th Street
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

8375 Morro Road
Atascadero, California 93422
PH 805/466-3008 • FAX 805/466-2549

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 S. Broadway, Suite B
Santa Maria, California 93455
PH 805/349-0585 • FAX 805/349-9795

BLAKESLEE & BLAKESLEE, INC.

SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

AS OF DECEMBER 31, 2001

Liabilities subordinated to claims of creditors at December 31, 2000	$ -
Liabilities subordinated to claims of creditors at December 31, 2001	-
Total change	$ -

BLAKESLEE & BLAKESLEE, INC.

SCHEDULES UNDER RULE 15C 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Computation of Net Capital

Shareholders' equity	$ 182,142
Reduced by nonallowable assets:	
Dealer compensation receivable, net (over 30 days old)	(11,739)
Prepaid expense	(15,845)
Property and equipment, net	(136,711)
	(164,295)
Net capital	$ 17,847

Computation of Basic Net Capital Requirement

Net capital requirement	$ 10,224
Excess net capital	$ 7,623
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$ 2,511

Computation of Aggregate Indebtedness

Total aggregate indebtedness	
Agent commissions payable	$ 101,132
Other accrued liabilities	48,071
Capital lease payable	4,156
	$ 153,359
Percentage of aggregate indebtedness to net capital	859%

BLAKESLEE & BLAKESLEE, INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL

AS OF DECEMBER 31, 2001

	Per Unaudited Report	Changes	Per Audited Report
Total assets	$ 341,063	$ (5,562)	$ 335,501
Adjustments for property and equipment and prepaid expenses		$ (5,562)	
Less: total liabilities	153,359	$ -	153,359
Adjustment for income tax payable and capital lease payable		$ -	
Net worth	187,704	$ (5,562)	182,142
Nonallowable assets			
Dealer compensation receivable over 30 days old	11,739		11,739
Prepaid expenses	15,379	466	15,845
Property and equipment, net	142,739	(6,028)	136,711
	169,857	(5,562)	164,295
Net capital	$ 17,847	$ -	$ 17,847

BLAKESLEE & BLAKESLEE, INC.
SCHEDULE OF RECONCILIATION OF NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2001

	Per Unaudited Report	Changes	Per Audited Report
Net capital	$ 17,847	$ -	$ 17,847
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	10,224	-	10,224
Net capital in excess of minimum requirement	$ 7,623	$ -	$ 7,623
Total aggregate indebtedness ("A.I.")	$ 153,359	$ -	$ 153,359
A.I. to net capital ratio	859%		859%

Directors:
David A. Bryson, CPA
Gary A. Wintemeyer, CPA
Bradford M. Hair, CPA
Jeanne A. Potter, CPA
Daniel J. O'Hare, CPA
Kathi Niffenegger, CPA
Fred W. Bogart, CPA
Marianne Heinen, CPA
Allen E. Eschenbach, CPA


GBP&B
Glenn, Burdette,
Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS

Directors Emeritus:
Fred L. Glenn
Stephen A. Burdette
David W. Phillips, CPA

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STUCTURE REQUIRED BY RULE 17a-5

Board of Directors
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

In planning and performing our audit of the financial statements of Blakeslee & Blakeslee, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Blakeslee & Blakeslee, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness or (aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(3)(3); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

530 12th Street
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

8375 Morro Road
Atascadero, California 93422
PH 805/466-3008 • FAX 805/466-2549

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 S. Broadway, Suite B
Santa Maria, California 93455
PH 805/349-0585 • FAX 805/349-9795

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation

January 30, 2002

BLAKESLEE & BLAKESLEE, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001


RECEIVED
FEB 2 8 2002
352
SECTION

BLAKESLEE & BLAKESLEE, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS


GBP&B
Glenn, Burdette,
Phillips & Bryson

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND BUSINESS ADVISORS


RECEIVED
FEB 2 8 2002

INDEPENDENT AUDITORS' REPORT

Board of Directors
Blakeslee & Blakeslee, Inc.
San Luis Obispo, California

We have audited the accompanying balance sheet of Blakeslee & Blakeslee, Inc. as of December 31, 2001, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Blakeslee & Blakeslee, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blakeslee & Blakeslee, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Glenn, Burdette, Phillips & Bryson

Glenn, Burdette, Phillips & Bryson
Certified Public Accountants
A Professional Corporation

January 30, 2002

530 10th Street
Paso Robles, CA 93446
PH 805/237-3995 • FAX 805/239-9332

8375 Morro Road
Atascadero, California 93422
PH 805/466-3008 • FAX 805/466-2549

1150 Palm Street
San Luis Obispo, CA 93401
PH 805/544-1441 • FAX 805/544-4351

2222 S. Broadway, Suite B
Santa Maria, California 93455
PH 805/349-0585 • FAX 805/349-9795